HAMMERHEAD ENERGY INC.

Report of Voting Results Pursuant to Section 11.3 of
National Instrument 51-102 - Continuous Disclosure Obligations

In respect of the annual meeting of holders of Class A common shares ("Common Shares") of Hammerhead Energy Inc. (the "Corporation") held on June 8, 2023 (the "Meeting"), the following sets forth a brief description of each matter which was voted upon at such Meeting and the outcome of the vote.

Votes by Ballot
Description of Matter		Outcome of Vote	Votes For	Votes Against / Withheld

1.	An ordinary resolution fixing the number of directors to be elected at the Meeting at eight (8).	Passed	81,523,134 (100.00%)	183 (0.00%)

2.	An ordinary resolution approving the election of each of the following nominees to serve as directors of the Corporation until the next annual meeting of shareholders, or until their successors are duly elected or appointed:

	(a) Bryan Begley	Passed	81,582,240 (100.00%)	185 (0.00%)

	(b) J. Paul Charron	Passed	81,582,240 (100.00%)	185 (0.00%)

	(c) A. Stewart Hanlon	Passed	81,346,072 (99.71%)	236,353(0.29%)

	(d) Michael Kohut	Passed	81,366,645 (99.74%)	215,780 (0.26%)

	(e) James AC McDermott	Passed	81,582,240 (100.00%)	185 (0.00%)

	(f) Jesal Shah	Passed	81,366,645 (99.74%)	215,780 (0.26%)

	(g) Scott Sobie	Passed	81,366,645 (99.74%)	215,780 (0.26%)

	(h) Robert Tichio	Passed	81,346,072 (99.71%)	236,353 (0.29%)

3.	An ordinary resolution approving the appointment of Ernst & Young LLP, Chartered Professional Accountants, as auditors of the Corporation for the ensuing year and authorizing the Board of Directors to fix their remuneration as such.	Passed	81,590,217 (99.97%)	20,727 (0.03%)

4.	A special resolution approving a reduction of the stated capital of the Common Shares of the Corporation, as more particularly described in the management information circular - proxy statement of the Corporation dated May 1, 2023 (the "Information Circular").	Passed	81,580,962 (100.00%)	1,463 (0.00%)

5.	An ordinary resolution ratifying the Corporation's share option plan, as more particularly described in the Information Circular.	Passed	81,365,337 (99.73%)	217,088 (0.27%)

6.	An ordinary resolution ratifying the Corporation's equity incentive award plan and the previous grant of restricted share awards made thereunder, as more particularly described in the Information Circular.	Passed	81,364,852 (99.73%)	217,573 (0.27%)

Dated at Calgary, Alberta, this 8th day of June, 2023.